WRITTEN RESPONSES TO SEC STAFF COMMENTS

DATED NOVEMBER 10, 2005

Ceradyne, Inc., a Delaware corporation (the “Company”), in connection with the filing of its Amendment No. 1 to Registration Statement on Form S-3, Registration No. 333-129197, hereby responds to the SEC Staff comments made by letter dated November 10, 2005. The Company’s responses are keyed by numbered paragraphs to correspond to the comments made by the SEC Staff in the November 10, 2005 letter. Each response is preceded by a reproduction of the corresponding SEC Staff comment.

General

1. At the time the company requests acceleration of this registration statement, the company should state that it has no present intent to make the first offering of securities promptly, and therefore will be making the offering on a delayed basis rather than in reliance on Rule 430A. Alternatively, the company should file a pre-effective amendment to include all of the information about the securities to be offered, plan of distribution, a clean legality opinion and, if applicable, an underwriting agreement with regard to any securities to be offered promptly, including in reliance on Rule 430A.

Response 1.	The Company acknowledges the Staff’s comments and will comply accordingly.

Calculation of Registration Fee Table

2. We reference footnote 3. Please confirm that as shares of the underlying common stock are offered and sold, you will count them against the dollar amount of the securities remaining on this registration statement.

Response 2.	The Company supplementally confirms that as shares of the underlying common stock are offered and sold, the Company will count such shares against the dollar amount of the securities remaining on the Registration Statement.

Risk Factors, page 1

3. Please delete the second and third sentences of the first paragraph. All material risks should be described. If risks are not deemed material, you should not reference them.

Response 3.	In response to the Staff’s comment, the Company has deleted the second and third sentences of the first paragraph under the heading “Risk Factors” on page 1.

Ceradyne, Inc.

Written Responses to SEC Staff Comments

4. Please note that it may be appropriate to include risk factors in your takedown supplements on issues specific to the securities such as the lack of an intention to list the debt securities on any trading market.

Response 4.	The Company acknowledges the Staff’s comment will include appropriate risk factor disclosures in its takedown supplements.

Use of Proceeds, page 4

5. Supplementally confirm to us that your takedown supplements will disclose the amount and terms of debt you may pay off with proceeds from the sale of the securities.

Response 5.	The Company supplementally confirms to the Staff that its takedown supplements will disclose the amount and terms of debt it may pay off with proceeds from the sale of the securities.

Description of Debt Securities, page 5

6. Delete the statement on page 9 that you take no responsibility for the accuracy of the information you provide concerning DTC. We would not object if you noted that you are not responsible for the performance of DTC of its obligations under the rules and procedures governing its operations.

Response 6.	In response to the Staff’s comment, the Company has deleted the statement on page 9 referenced in the Staff’s comment and has added a statement to the effect that the Company is not responsible for the performance of DTC of its obligations under the rules and procedures governing DTC’s operations.

7. We advise you that the debt securities may not be convertible into “other securities” that have not been registered under this registration statement unless the debt securities convertible into such other securities are not legally convertible immediately or within one year of the date of sale of the debt securities. All of the underlying classes of securities must be identified in the registration statement.

Response 7.	The Company acknowledges and agrees with the Staff’s comment.

Plan of Distribution, page 15

8. Rule 415(a)(4) requires that in an “at the market” equity offering by a registrant, the underwriter must be named in a prospectus that is “part of the registration statement.” If you intend to conduct such an offering prior to December 1st, please clarify that prior to December 1st, a post-effective amendment will be filed to name underwriters. On or after December 1st, an issuer that meets the conditions of the revised provisions of Rule 415(a)(4) for such offerings would not have to file a post-effective amendment for such purposes.

Ceradyne, Inc.

Written Responses to SEC Staff Comments

Response 8.	The Company acknowledges and agrees that if it intends to conduct an “at the market” offering prior to December 1st it will file a post-effective amendment to name the underwriters prior to such date.

9. We note your disclosure that third parties may engage in short sales in your securities. Supplementally confirm that you are aware of Telephone Interp. A.65 (July 1997) on this matter, which is publicly available on our website, and revise your disclosure accordingly.

Response 9.	The Company supplementally confirms to the Staff that it is aware of Telephone Interp. A.65 (July 1997) with regard to short sales by third parties of the Company’s securities. In response to the Staff’s comment, the Company has revised the disclosure on page 16 accordingly.

Legal Matters, page 17

10. Please confirm to us that you will file a clean opinion, either in post-effective amendment or in a Form 8-K, for each takedown.

Response 10.	The Company supplementally confirms to the Staff that the Company will file a clean opinion, either in a post-effective amendment or in a Form 8-K, for each takedown.

Exhibit 5.1 – Legal Opinion

11. Since the indenture is governed by the laws of New York, the opinion cannot be limited to Delaware law. Counsel must also opine that the warrants are binding obligations under the state contract law governing the warrant agreement. Please revise.

Response 11.	In response to the Staff’s comment, Company counsel has revised the legal opinion to include the application of the laws of New York with respect to the indenture, the warrants and the debt securities.

12. Please delete as inappropriate, the enforceability qualifications in clauses (iii)-(vii).

Response 12.	In response to the Staff’s comment, Company counsel has deleted the enforceability qualifications in clauses (iii)-(vii) of its legal opinion.